Free Writing Prospectus
Filed pursuant to Rule 433
Registration Statement No. 333-287303
Dated March 30, 2026

CAPPED LEVERAGED INDEX RETURN NOTES® (CAPPED LIRNs®)

Capped Leveraged Index Return Notes® Linked to a Basket of Two ETFs

Issuer	Barclays Bank PLC (“Barclays”). References on this page to “we,” “us” or “our” mean Barclays.
Principal Amount	$10.00 per unit
Term	Approximately two years
Market Measure	An approximately equally weighted basket (the “Basket”) of two exchange-traded funds composed of the iShares® MSCI Emerging Markets ETF (Bloomberg symbol: “EEM“) and the iShares® MSCI EAFE ETF (Bloomberg symbol: “EFA“) (each, a “Basket Component”)
Payout Profile at Maturity	• 2-to-1 upside exposure to increases in the Basket, subject to the Capped Value • 1-to-1 downside exposure to decreases in the Basket, with 100% of your principal at risk
Capped Value	[$12.40 to $12.80] per unit, a return of [24.00% to 28.00%] over the principal amount, to be determined on the pricing date
Participation Rate	200%
Threshold Value	100.00% of the Starting Value of the Basket
Preliminary Offering Documents	http://www.sec.gov/Archives/edgar/data/312070/000095010326004928/ dp244235_424b2-8656baml.htm
Exchange Listing	No

You should read the relevant Preliminary Offering Documents before you invest. Click on the Preliminary Offering Documents hyperlink above or call your Financial Advisor for a hard copy.

Risk Factors

Please see the Preliminary Offering Documents for a description of certain risks related to this investment, including, but not limited to, the following:

•	Depending on the performance of the Basket as measured shortly before the maturity date, your investment may result in a loss; there is no guaranteed return of principal.
•	Your return on the notes may be less than the yield you could earn by owning a conventional fixed or floating rate debt security of comparable maturity.
•	Your investment return is limited to the return represented by the Capped Value and may be less than a comparable investment directly in shares of the Basket Components or the securities held by the Basket Components.
•	Changes in the price of one Basket Component may be offset by changes in the price of the other Basket Component.
•	Payments on the notes, including repayment of principal, are subject to the credit risk of Barclays and to the risk of exercise of any U.K. Bail-in Power or any other resolution measure by the relevant U.K. resolution authority. If Barclays becomes insolvent, is unable to pay its obligations, or any other resolution measure is exercised, you may lose your entire investment.
•	The initial estimated value of the notes on the pricing date is expected to be lower than their public offering price.
•	If you attempt to sell the notes prior to maturity, their market value may be lower than both the public offering price and the initial estimated value of the notes on the pricing date.
•	A trading market is not expected to develop for the notes.
•	Our business, hedging and trading activities, and those of MLPF&S, BofAS and our respective affiliates (including trades in shares of the Basket Components or the securities held by the Basket Components), and any hedging and trading activities we, MLPF&S, BofAS or our respective affiliates engage in for our clients’ accounts, may affect the market value and return of the notes and may create conflicts of interest with you.
•	There may be potential conflicts of interest involving the calculation agents, which are Barclays and BofAS.
•	The sponsor and advisor of a Basket Component may adjust the Basket Component in a way that could adversely affect the value of the notes and the amount payable on the notes, and these entities have no obligation to consider your interests.
•	You will have no rights of a holder of shares of the Basket Components or the securities held by the Basket Components, and you will not be entitled to receive dividends or other distributions by the issuers of those securities.
•	While we, MLPF&S, BofAS or our respective affiliates may from time to time own shares of the Basket Components or the securities held by the Basket Components, we, MLPF&S, BofAS and our respective affiliates do not control any Basket Component or the issuers of those securities, and have not verified any disclosure made by any other company.
•	There are liquidity and management risks associated with the Basket Components.
•	The performance of the Basket Components may not correlate with the performance of the securities held by the Basket Components as well as the net asset value per share of the Basket Components, especially during periods of market volatility when the liquidity and the market price of shares of the Basket Components and/or the securities held by the Basket Components may be adversely affected, sometimes materially.
•	The payment on the notes will not be adjusted for all corporate events that could affect a Basket Component.
•	The U.S. federal income tax consequences of an investment in the notes are uncertain.
•	An investment in the notes is subject to risks relating to non-U.S. markets.
•	An investment in the notes is subject to risks relating to emerging markets with respect to the iShares® MSCI Emerging Markets ETF.
•	The value of the Basket Components is subject to currency exchange risk.

Final terms will be set on the pricing date within the given range for the specified Market-Linked Investment. Please see the Preliminary Offering Documents for complete product disclosure, including related risks and tax disclosure.

The graph above and the table below reflect the hypothetical return on the notes, based on the terms contained in the table to the left (using the mid-point for any range(s)). The graph and the table have been prepared for purposes of illustration only and do not take into account any tax consequences from investing in the notes.

Hypothetical Percentage Change from the Starting Value to the Ending Value	Hypothetical Redemption Amount per Unit	Hypothetical Total Rate of Return on the Notes
-100.00%	$0.00	-100.00%
-50.00%	$5.00	-50.00%
-20.00%	$8.00	-20.00%
-10.00%	$9.00	-10.00%
-5.00%	$9.50	-5.00%
-3.00%	$9.70	-3.00%
0.00%	$10.00	0.00%
2.00%	$10.40	4.00%
3.00%	$10.60	6.00%
5.00%	$11.00	10.00%
10.00%	$12.00	20.00%
13.00%	$12.60(1)	26.00%
20.00%	$12.60	26.00%
30.00%	$12.60	26.00%
50.00%	$12.60	26.00%
100.00%	$12.60	26.00%
(1)	The Redemption Amount per unit cannot exceed the hypothetical Capped Value.

Barclays Bank PLC (Barclays) has filed a registration statement (which includes a prospectus) with the Securities and Exchange Commission (SEC) for the notes that are described in this Guidebook. Before you invest, you should carefully read the prospectus in that registration statement and other documents that Barclays has filed with the SEC for more complete information about Barclays and any offering described in this Guidebook. You may obtain these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. Barclays's Central Index Key, or CIK, on the SEC website is 312070. Alternatively, Merrill Lynch will arrange to send you the prospectus and other documents relating to any offering described in this document if you so request by calling toll-free 1-800-294-1322. Barclays faces risks that are specific to its business, and we encourage you to carefully consider these risks before making an investment in its securities.